UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 5, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-51474 Commission File Number	20-290-3252 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

August 19, 2011

SRKP 5, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

August 19, 2011

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 5, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of August 19, 2011, of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 5, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 5” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Merger Agreement (the “Merger Agreement”) expected to be completed, by and among SRKP 5, SRKP 5 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SRKP 5 (“SRKP Merger Sub”), and Protea Biosciences, Inc., a Delaware corporation (“Protea”).

Pursuant to the terms of the proposed Merger Agreement, SRKP Merger Sub will merge with and into Protea, with Protea continuing as the surviving entity (the “Merger”).  As a result of the Merger, we will (i) become the 100% parent of Protea; (ii) assume the operations of Protea and its subsidiaries and (iii) change our name from “SRKP 5, Inc.” to “Protea Biosciences Group, Inc.”  Upon consummation of the Merger, (i) each outstanding share of Protea common stock will be exchanged for one (1) share of our common stock, and (ii) each outstanding Protea warrant, which is exercisable for one share of Protea common stock, will be exchanged for a warrant exercisable for one (1) share of our common stock.  Each outstanding convertible debenture (which are the only convertible securities of Protea currently outstanding) shall be converted into shares of common stock immediately prior to consummation of the Merger.  Upon consummation of the merger, each outstanding option to purchase shares of Protea common stock will either (x) be canceled by Protea, (y) remain an option to purchase shares of Protea common stock or (z) be exchanged for an option exercisable for one (1) share of our common stock. (For purposes of the disclosure in this Schedule 14f-1, we have assumed that all options to purchase shares of Protea common stock will not be exchanged for options to purchase shares of our common stock.)   As a result of the Merger, holders of Protea common stock will receive an aggregate of 24,309,073 shares of our common stock and holders of warrants will receive warrants to purchase an aggregate of 9,417,505 shares of our common stock.  Further, in connection with the closing of the Merger, the Company shall enter into agreements with each of its stockholders pursuant to which SRKP 5 will redeem all shares of common stock held by its stockholders in exchange for aggregate consideration of $40,000.  Securityholders of Protea will hold 100% of our issued and outstanding common stock on a fully diluted basis after the closing of the Merger.  Immediately after the closing of the Merger, we will have 24,309,073 shares of common stock, no shares of preferred stock, no options, and warrants to purchase 9,417,505 shares of common stock issued and outstanding.

Pursuant to the terms of the proposed Merger Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will increase the size of our board to ten (10) members and will appoint Stephen Turner, Stanley Hostler, Steve Antoline, Tom Clark, M.D., Daniel Flynn, Ph.D., Leonard Harris, Milan Puskar, Ed Roberson, Scott Segal and Roderick Jackson to the board of directors of our Company, with Mr. Turner serving as Chief Executive Officer and Chairman of the Board.   In addition, concurrent with and effective upon, closing of the Merger, our board of directors will appoint Edward Hughes as our Chief Financial Officer and Matthew Powell as our Chief Science Officer.  Upon the closing of the Merger, Messrs. Rappaport and Pintsopoulos will resign as directors and from all of their officer positions with the Company.    Because of the change in the composition of our board of directors and the issuance of securities pursuant to the Merger Agreement, there will be a change-of-control of our Company on the date the Merger is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Merger Agreement (the “Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about August 19, 2011.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

PROPOSED CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, SRKP Merger Sub, and Protea, upon the closing of the Merger:

•	Protea will become a 100%-owned subsidiary of SRKP 5;

•	We will assume the operations of Protea.

•
We will issue to Protea securityholders an aggregate of 24,309,073 shares of our common stock in exchange for all of the issued and outstanding shares of Protea common stock and warrants to purchase 9,417,505 shares of our common stock in exchange for all of the issued and outstanding warrants to purchase shares of Protea common stock; and

•	We will change our name to “Protea Biosciences Group, Inc.”

As a result of the Merger, we will become a 100% parent corporation of Protea and the Protea securityholders will become securityholders of the Company.  Immediately following the closing of the Merger, we will have 24,309,073 shares of common stock issued, no options outstanding and warrants to purchase 9,417,505 shares of common stock outstanding; the Protea securityholders will collectively own 100% of our issued and outstanding common stock.

The transactions contemplated by the proposed Merger Agreement, as amended, are intended to be a “tax-free” reorganization pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Protea securityholders will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act.  Each of the Protea securityholders is either an “accredited investor” (as defined by Rule 501 under the Securities Act) or is not a “U.S. person” as such term is defined Rule 902 of Regulation S.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: for each Protea securityholder who is a non-U.S. person, an appropriate legend will be affixed to the stock certificates issued in accordance with Regulation S; each such non-U.S. person Protea securityholder will represent that he, she or it is not acquiring the securities for the account or benefit of a U.S. person and will agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Stephen Turner, Stanley Hostler, Steve Antoline, Tom Clark, M.D., Daniel Flynn, Ph.D., Leonard Harris, Milan Puskar, Ed Roberson, Scott Segal and Roderick Jackson to the board of directors of our Company with Mr. Turner serving as Chairman.  Messrs. Rappaport and Pintsopoulos will resign from all of their officer and director positions with our Company upon the closing of the Merger.   In addition, concurrent with the closing of the Merger, our board will appoint Mr. Turner as our Chief Executive Officer, Edward J. Hughes as our Chief Financial Officer, and Matthew Powell as our Chief Science Officer.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of our Company on the date the Merger is completed.

The Company’s completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies and compliance with regulatory requirements.  Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Merger will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of August 19, 2011, there were 3,857,150 shares of the Company’s common stock outstanding.

WHERE TO FIND MORE INFORMATION ABOUT US

We file all required reports due under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE MERGER

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of August 19, 2011, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of August 19, 2011, 3,857,150 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Merger	Percent of Class

Executive Officers and Directors:

Debbie Schwartzberg 800 5th Avenue New York, New York 10065		2,079,000(1)	42.6%

Richard Rappaport (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	2,079,000 (3)	42.6%

Anthony C. Pintsopoulos (4) c/o SRKP 5, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	Secretary, Chief Financial Officer and Director	486,000(5)	11.9%

Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	270,000(6)	6.8%

WestPark Capital Financial Services, LLC (7) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	2,314,300(8)	46.2%

Charles Frisco 117 Belmont Avenue Long Beach, CA 90803	486,000(9)	11.9%

All Officers and Directors as a group (two persons)	4,879,300	77.5%

_________________
(1)
Includes 839,500 shares of Common Stock and a warrant to purchase 1,039,500 shares of Common Stock owned by Debbie Schwartzberg and an aggregate of 200,000 shares of common stock owned by The David N. Sterling Trust dated February 3, 2000 and The Julie Schwartzberg Trust dated February 9, 2000 (together, the “Schwartzberg Trusts”). Mrs. Schwartzberg, as Trustee of the Schwartzberg Trusts may be deemed the indirect beneficial owner of these securities since she has voting and investment control over the securities.

(2)	Richard A. Rappaport serves as President and Director of the Company.

(3)
Includes 1,039,500 shares of Common Stock and a warrant to purchase 1,039,500 shares of Common Stock owned by Mr. Rappaport and all of the shares of Common Stock and warrants to purchase Common Stock owned WestPark LLC. Mr. Rappaport, as Chief Executive Officer (“CEO”) and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(4)	Anthony C. Pintsopoulos serves as Secretary, Chief Financial Officer and Director of the Company.

(5)	Includes 243,000 shares of Common Stock and a warrant to purchase 243,000 shares of Common Stock.

(6)	Includes 135,000 shares of Common Stock and a warrant to purchase 135,000 shares of Common Stock.

(7)	Mr. Rappaport serves as CEO and Chairman of WestPark LLC. Mr. Pintsopoulos serves as President and Chief Financial officer of WestPark LLC.

(8)	Includes 1,157,150 shares of Common Stock and a warrant to purchase 1,157,150 shares of Common Stock.

(9)	Includes 243,000 shares of Common Stock and a warrant to purchase 243,000 shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE MERGER

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 3,857,150 shares of our common stock issued and outstanding.  In connection with the closing of the Merger, the Company shall enter into agreements with each of its stockholders pursuant to which SRKP 5 will redeem all shares of common stock held by its stockholders in exchange for aggregate consideration of $40,000.  Contemporaneously therewith, we will issue 24,309,073 shares of our common stock and warrants to purchase 9,417505 shares of our common stock to the Protea securityholders.  We anticipate that we will have outstanding 24,309,073 shares of common stock, no options and warrants to purchase 9,417505 shares of common stock immediately after the closing of the Merger.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Protea Biosciences, Inc., 955 Hartman Run Road, Morgantown, West Virginia 26507.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Merger	Percent of Class

Stephen Turner (1)	Chief Executive Officer and Chairman of the Board	2,045,836(2)	10.9%
Stanley Hostler (3)	Vice President, Secretary and Director	5,825,004(4)	28.6%
Edward Hughes (5)	Chief Financial Officer	--	--
Matthew Powell (6)	Director of Research & Development and Chief Science Officer	--	--
Steve Antoline (7)	Director	2,460,001(8)	11.9%
Tom Clark, M.D.(9)	Director	100,000	*
Daniel Flynn, Ph.D.(10)	Director	190,000(11)	1.0%
Leonard Harris(12)	Director	2,,277,501(13)	11.7%
Milan Puskar(14)	Director	3,143,335(15)	15.4%
Ed Roberson (16)	Director	263,334(17)	1.4%
Scott Segal(18)	Director	2,420,001(19)	12.3%
Roderick Jackson(20)	Director	233,333(21)	1.2%
West Virginia Jobs Investment Trust Board	--	2,786,031(22)	13.4%

Officers and Directors as a Group (total of 13 persons)		22,206,456	69.0%

* Less than 1%
___________________
(1)	Stephen Turner will be appointed the Chairman of the Board of Directors and Chief Executive Officer and President of the Company upon consummation of the Merger.
(2)	Includes 116,668 shares of common stock to be acquired upon the exercise of warrants.
(3)	Stanley Hostler will be appointed the Vice President and Secretary and a Director of the Company upon consummation of the Merger.
(4)
Includes1,610,000 shares of common stock to be acquired upon the exercise of warrants and 66,667 shares to be acquired upon the exercise of a convertible debenture.  Also includes 726,455 shares of common stock held by Mr. Hostler’s wife, Virginia Child and 585,420 shares of common stock held in trust for the benefit of Mr. Hostler’s wife, Virginia Child

(5)	Edward Hughes will be appointed the Chief Financial Officer of the Company upon consummation of the Merger.
(6)	Matthew Powell will be appointed the Director of Research & Development and chief Science Officer upon consummation of the Merger.
(7)	Steve Antoline will be appointed to serve as a director upon consummation of the Merger.

(8)	Includes 986,667 shares of common stock to be acquired upon the exercise of warrants and 1,000,000 shares to be acquired upon the exercise of a convertible debenture.
(9)	Tom Clark will be appointed to serve as a director upon consummation of the Merger.
(10)	Daniel Flynn will be appointed to serve as a director upon consummation of the Merger.
(11)	Includes 100,000 shares of common stock to be acquired upon the exercise of warrants.
(12)	Leonard Harris will be appointed to serve as a director upon consummation of the Merger.
(13)	Includes 678,334 shares of common stock to be acquired upon the exercise of warrants and 1133,333 shares to be acquired upon the exercise of a convertible debenture.
(14)	Milan Puskar will be appointed to serve as a director upon consummation of the Merger.
(15)	Includes 1,078,334 shares of common stock to be acquired upon the exercise of warrants and 666,667 shares to be acquired upon the exercise of a convertible debenture.
(16)	Ed Roberson will be appointed to serve as a director upon consummation of the Merger.
(17)	Includes 110,000 shares of common stock to be acquired upon the exercise of warrants and 133,334 shares to be acquired upon the exercise of convertible debentures.
(18)	Scott Segal will be appointed to serve as a director upon consummation of the Merger.
(19)	Includes 908,334 shares of common stock to be acquired upon the exercise of warrants and 133,333 shares to be acquired upon the exercise of a convertible debenture.
(20)	Roderick Jackson will be appointed to serve as a director upon consummation of the Merger.
(21)	Includes 100,000 shares of common stock to be acquired upon the exercise of warrants and 133,333 shares to be acquired upon the exercise of a convertible debenture.
(22)
Includes 760,000 shares of common stock to be acquired upon the exercise of warrants, 333,333 shares to be acquired upon the exercise of a convertible debenture and 1,033,334 shares of common stock to be acquired upon the conversion of outstanding indebtedness.  The holder’s address is 1012 Kanawha Boulevard East, 5th Floor, Charelston West Virginia 25301.  Andrew Zulauf, the Executive Director of WVJIT, may be deemed to have voting and investment control over these securities.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors, which currently consists of Richard Rappaport and Anthony C. Pintsopoulos, will increase the size of our board to ten (10) members and appoint Stephen Turner, Leonard Harris, Stanley Hostler, Milan Puskar, Scott Segal, Steve Antoline, Ed Roberson, Tom Clark, Roderick Jackson, Daniel Flynn to the board of directors of our Company, with Mr. Turner  serving as Chairman and Chief Executive Officer.  In addition, concurrent with the closing of the Merger, our board of directors will appoint Edward Hughes as our Chief Financial Officer and Matthew Powell as our Chief Science Officer.  Upon the closing of the Merger, Messrs. Rappaport and Pintsopoulos will resign as directors and from all of their officer positions with the Company.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement.

Current Executive Officers and Directors

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position

Richard A. Rappaport	51	President and Director

Anthony C. Pintsopoulos	55	Secretary, Chief Financial Officer and Director

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital is a full service investment banking and securities brokerage firm, which serves the needs of private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport is the also the CEO and Chairman of WestPark Capital Financial Services LLC. From April 1995 through September 1999, Mr. Rappaport was director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also serves as President and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc., and WRASP 32, Inc., all of which are publicly-reporting, blank check and non-trading shell companies, and WRASP 33, Inc., and WRASP 34, Inc., both of which are blank check shell companies that have filed a registration statement on Form 10 that has not gone effective as of the date of this filing . Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and an M.B.A. in 1986 from the University of California at Los Angeles..

Anthony C. Pintsopoulos is the President and Chief Financial Officer of WestPark Capital. He is also the President and Chief Financial Officer of WestPark LLC. Prior to joining WestPark Capital, Mr. Pintsopoulos was Chief Financial Officer and acting Chief Operating Officer at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as Chief Financial Officer, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company's IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also, he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintsopoulos also serves as Chief Financial Officer, Secretary and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc., and WRASP 32, Inc., all of which are publicly-reporting, blank check and non-trading shell companies and WRASP 33, Inc., and WRASP 34, Inc., both of which are blank check shell companies that have filed a registration statement on Form 10 that has not gone effective as of the date of this filing. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Executive Officers and Directors Following Merger

Upon closing of the Merger, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Stephen Turner	66	Chief Executive Officer and Chairman of the Board
Stanley Hostler	83	Vice President, Secretary and Director
Edward Hughes	58	Chief Financial Officer
Matthew Powell	36	Chief Science Officer
Steve Antoline	55	Director
Tom Clark, M.D.	69	Director
Daniel Flynn, Ph.D.	52	Director
Leonard Harris	75	Director
Milan Puskar	76	Director
Ed Roberson	66	Director
Scott Segal	56	Director
Roderick Jackson	71	Director

The following is a brief summary of the background of each of Protea’s directors and executive officers.

Stephen Turner is Chief Executive Officer and Chairman of the Board, positions he has held since founding the company in July, 2001. From 1999 to 2001 he served as President and CEO of Quorum Sciences, Inc.
From 1984 to 1997 he was President and CEO of Oncor, Inc. He founded Bethesda Research Laboratories, Inc. in 1975 and served as its Chairman & CEO from 1975 to 1983, at which time BRL became the molecular biology division of Life Technologies, Inc. Prior to commencing his career in biotechnology, Mr. Turner held the position of Director of Marketing for the Clinical Microbiology Division of Becton, Dickinson & Co. He received his B.A. from Stanford University in 1967. In 1994 he received the Ernst & Young Entrepreneur of the Year Award in Life Sciences for the Washington D.C. Region.

Stanley Hostler is Vice President, Secretary and Director. He has been a Director of the company since Jan. 2006 and Vice President & Secretary since June 2006. Mr. Hostler is an attorney with a career practice in the field of labor and employment law. From 2000 to 2010 he served as Special Assistant to the Governor of the State of West Virginia.  From 2002 to 2004 he served as Counsel to the Prim Law Firm. From 2000 to 2010 he served on the West Virginia University Foundation Board of Directors, and from 1995 to 2010 on the Advisory Committee of the WVU School of Medicine.  He is a Graduate of the West Virginia University School of Law (1965).

Edward Hughes is Chief Financial Officer, and has served in this position since April 2010.  Prior to this position he was CFO of Microbac Laboratories, Inc., an environmental and food testing company based in Pittsburgh, from February, 2003 through March 2009.  Prior to that, he was CFO of Silliker Group Corporation, a food testing company based in Greater Chicago. He is currently a Board member of the Pittsburgh Chapter of Financial Executives International. From 1987 to 1998 he was employed by Rhone Poulonc Roher, where he was Manager, Financial Planning & Analysis (1987-88), Assistant Controller – R&D (1988-1991), Finance Director Asia/Pacific (1991-1996) and Corporate Finance Director (1997-1998).

Matthew Powell, Ph.D. is Protea’s Director, Research & Development and Chief Science Officer. He received his Ph.D. in Analytical Chemistry from West Virginia University in 2005. Dr. Powell is an expert in the field of biological mass spectrometry and is an inventor of several proprietary bioanalytical technologies in development at the company.

Steve Antoline joined the Board of Directors in April 2010. He is a successful owner, developer and manager of coal and natural resource properties and inventor of new equipment for coal mining. From 1996 to 2006 he was President & Owner of Superior Highwall Mining, Inc., a company for which he led the sale to a partnership of Lehman Bros. (60%) and Tennessee Valley Ventures (40%).

Tom Clark, M.D. joined the Board of Directors in June 2010. He has been retired since the year 2000, prior to which he served as Vice President of Medical Affairs and Medical Director for Mylan Laboratories, based in Morgantow, WV from . He received his MD from The West Virginia University School of Medicine in 1969.

Daniel Flynn, Ph.D. joined the company’s Board of Directors in June, 2007. Dr. Flynn is a scientific co-founder of the company, and served as a consultant to the company from 2001 to 2004. Since 2008, Dr. Flynn has  served as the Associate Dean for Research, The Commonwealth Medical School, Scranton, PA. From 1992 to 2008 he was Professor of Cell Biology at the West Virginia University Health Sciences Center. He received his Ph.D. in Microbiology from North Carolina State, and is an acknowledged expert in Cell Biology and Signal Transduction, focusing on breast cancer and invasion.

Leonard Harris has been a member of the Board of Directors since April 2003. Since 1977 he is the Founder and Chief Executive Officer of Southern Computer Consultants, Inc., Frederick, Maryland, a company which provides products and services to the United States government and Fortune 500 corporations.

Roderick Jackson joined the Board of Directors in January 2011. From 2005 to 2009 he was the Chairman and Chief Executive Officer of Cobalt Laboratories, and from 2005 to 2009 a member of the Board of Directors of The Arrow Group, based in the United Kingdom. . In 2005 Mr. Jackson founded Cobalt Laboratories ,where he developed annual revenues of $200 million. In June 2009 Cobalt Laboratories was sold, along with the Arrow Group, to Watson Pharmaceuticals for $2.15 billion. From 1986 to 2002 he was employed by Mylan Laboratories, Inc., first as Vice president Marketing and Sales (1986-1992) then as Senior Vice President and Member of the Office of the President (1992-2002). He received his B.B.A. from Texas A&M University.

Milan Puskar joined the Board of Directors in September 2006. He is the retired founder and Chief Executive Officer of Mylan Laboratories, Inc., the world’s largest generic drug manufacturer. He served as Mylan’s  Chairman, President & CEO from 1974 to  2006, and as Chairman from 2006 to 2009.

Ed Roberson  joined the Board of Directors in September 2009. From July 2006 to June 2010 he served as Chairman of the Board of the Methodist Healthcare System. He received his MBA in accounting in 1972 from the University of Georgia. From 2006-2011 he was President of Beacon Financial, in Memphis, TN, and from 2006-2007 President of Conwood LLC. He has been a Director of the Paragon National Bank from 2004 to present. From 1972 to 1992 Mr. Roberson was employed by KPMG, most recently as partner.

Scott Segal joined the Board of Directors in Feb 2008.  He is a practicing attorney, specializing in the fields of personal injury, product liability and related matters, and is the President of the Segal Law Firm, Charleston, WV.  He received his JD from the West Virginia University School of Law in 1981, and has been a member of the American Bar Association from 1981 to present.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.

The Company is not aware of any material proceedings in which any of its directors, executive officers, affiliates, stockholders of record or beneficial owners of more than 5% of its common stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board Meetings and Stockholder Communications

Our board of directors conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We currently do not have any independent directors as that term is defined under NASDAQ Marketplace Rules, even though such definition does not currently apply to us because our common stock is not listed on the NASDAQ Stock Market LLC.

It is expected that upon the effectiveness of the appointment of Messrs. Antoline, Clark, Flynn, Harris, Puskar, Roberson, Segal and Jackson as members of our Board, they will be considered independent directors as that term is defined under NASDAQ Marketplace Rules.

Board Committees

As of this date, the Company has not appointed an audit committee, compensation committee or nominating committee.  Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the board.  We have not adopted any procedures by which security holders may recommend nominees to our board of directors. It is anticipated that the board of directors will adopt procedures by which security holders may recommend nominees to our board of directors upon the closing of the Merger.

Upon the closing of the Merger, the new board of directors intends to form an audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

The purpose of the Audit Committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The Audit Committee’s responsibilities will include:

•
The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•
Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

The board of directors expects to adopt a written charter for the Audit Committee, which will be available on the Company’s website.

Compensation Committee

The Compensation Committee will be responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our equity incentive plans, including the approval of grants under such plans to our employees, consultants and directors. The Compensation Committee will also review and determine compensation of our executive officers, including our Chief Executive Officer. The board of directors expects to adopt a written charter for the Compensation Committee, which will be available on the Company’s website.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will assist in the selection of director nominees, approve director nominations to be presented for stockholder approval at our annual general meeting, fills any vacancies on our board of directors, consider any nominations of director candidates validly made by stockholders, and review and consider developments in corporate governance practices. The board of directors has adopted a written charter for the Nominating and Corporate Governance Committee. The board of directors expects to adopt a written charter for the Nominating Committee and Corporate Governance, which will be available on the Company’s website.

Code of Ethics

On December 20, 2007, Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others.  A form of the Code of Ethics has been filed as an exhibit to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 7, 2008 and is incorporated herein by reference. Requests for copies of the Code of Ethics should be sent in writing to SRKP 5, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As of the date of this Information Statement, the Company has had no active operations, and thus, such separation of function has not been considered necessary by our board of directors.  The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time.  The Company currently has no independent directors.

Given that the Company has had no active operations and that the persons who serve as officers also serve as directors, there is no material need for risk management by the board of directors.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal years ended December 31, 2010 and 2009 for our principal executive officer and principal financial officer, in addition to our two most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard A. Rappaport	2010	$-	$-	$-	$-
President and Director	2009	$-	$-	$-	$-

Anthony C. Pintsopoulos	2010	$-	$-	$-	$-
Secretary, Chief Financial Officer and Director	2009	$-	$-	$-	$-

Outstanding Equity Awards at 2010 Fiscal Year End

There were no outstanding equity awards for the Company as of December 31, 2010.

Employment Agreements

We have no employment agreements with any of our executive officers.

Following the closing of the Merger, we will employ (i) Stephen Turner as our Chairman of the Board and Chief Executive Officer; (ii) Edward Hughes as our Chief Financial Officer; (iii) Matthew Powell as our Chief Science; and (iv) Stanley Hostler as our Vice President and Secretary pursuant to written employment agreements, the terms of which will be determined by the Board of Directors.

Director Compensation

For the year ended December 31, 2010, none of the members of our board of directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our board of directors for their services in that capacity.  We intend to develop such a policy in the near future.

Equity Compensation Plans

Following the closing of the Merger, we expect our new board of directors to approve an equity incentive plan, the (the “Incentive Plan”) and for the board of directors to seek stockholder approval of the Incentive Plan.  Stockholder approval of the Incentive Plan will enable the Company to satisfy stock exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other three highest paid executive officers of the Company required to be reported under the proxy disclosure rules.  The Company intends to cause the shares of common stock that will become available for issuance to be registered on a Form S-8 registration statement to be filed with the SEC at the Company’s expense.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2010 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock, failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SRKP 5

Since inception, an aggregate amount equal to approximately $135,000 (the “Advances”) has been advanced by certain of the Company’s stockholders to pay for operating expenses.  The funds have been advanced interest free, are unsecured and are due on demand. There are no written agreement in effect with respect to the Advances.

The Company currently uses the office space and equipment of WestPark and has incurred costs of approximately $12,000 and $7,000 for the years ended December 31, 2010 and 2009, respectively for office services.  Our President and director, Richard Rappaport is the Chief Executive Officer of WestPark and Anthony Pintsopoulos is the President and Chief Financial Officer of WestPark.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Protea

On August 27, 2009, Protea received a working capital line of credit from Centra Bank in the amount of $3,000,000.  In conjunction with this line of credit, Messrs. Harris, Hostler, Puskar and Segal, all of whom are directors, each signed a loan guaranty in the amount of $1,000,000.

Merger

Pursuant to the proposed Merger Agreement, SRKP Merger Sub will merge with and into Protea with Protea continuing as the surviving entity.  As a result of the Merger, Protea will become a wholly-owned subsidiary of the Company. In connection with the Merger, SRKP 5 will change its corporate name from “SRKP 5, Inc.” to “Protea Biosciences Group, Inc.”

Upon consummation of the Merger, (i) each outstanding share of Protea common stock will be exchanged for one (1) share of SRKP 5 common stock, (ii) each outstanding Protea warrant, which is exercisable for one share of Protea common stock, will be exchanged for an warrant, exercisable for one (1) share of SRKP 5 common stock and (iii) each outstanding Protea convertible security, which may be converted for one share of Protea common stock, will be exchanged for a convertible security exercisable for one (1) share of our common stock. Upon consummation of the merger, each outstanding option to purchase shares of Protea common stock will either (x) be canceled by Protea, (y) remain an option to purchase shares of Protea common stock or (z) be exchanged for an option exercisable for one (1) share of our common stock.  (For purposes of the disclosure in this Schedule 14f-1, we have assumed that all options to purchase shares of Protea common stock will not be exchanged for options to purchase shares of our common stock.)  As a result of the Merger, holders of Protea common stock, warrants and convertible securities will receive 24,309,073 shares of our shares of common stock and warrants to purchase an aggregate of 9,417,505 shares of our common stock.

In connection with the closing of the Merger, the Company shall enter into agreements with each of its stockholders pursuant to which SRKP 5 will redeem all shares of common stock held by its stockholders in exchange for aggregate consideration of $40,000.  Protea and the Company negotiated an estimated value of Protea and its subsidiaries, an estimated value of the shell company, and the mutually desired capitalization of the Company resulting from the Merger.  With respect to the determination of the amount of shares to be redeemed, the value of the shell company was derived primarily from its utility as a public company platform, including its good corporate standing and its timely public reporting status.  Under these circumstances and based on these factors, Protea and the Company agreed upon the number of shares to be redeemed.

The Merger will result in a change in control of our Company from our shareholders, to the securityholders of Protea.  In connection with the change in control, the persons set forth below will be appointed to our board of directors and elected as officers in the positions set forth opposite their names. Messrs. Rappaport and Pintsopoulos will resign from all officer and director positions at the time the Merger is consummated.   The appointments of the new officers and directors will be effective on the Closing Date of the Merger.

Name	Position
Stephen Turner	Chairman of the Board and Chief Executive Officer
Stanley Hostler	Vice President and Secretary
Edward Hughes	Chief Financial Officer
Matthew Powell	Chief Science Officer
Steve Antoline	Director
Tom Clark M.D.	Director
Daniel Flynn, Ph.D.	Director
Leonard Harris	Director
Milan Puskar	Director
Ed Roberson	Director
Scott Segal	Director
Roderick Jackson	Director

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.  We expect to adopt such a policy that will identify the types of transactions covered by such policy and the standards to be applied pursuant to such policy.  We expect that the Nominating and Corporate Governance Committee will be responsible for applying such policy.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard Rappaport
     Richard Rappaport
     President and Director

Dated: August 19, 2011